December 11, 2024

C. Allan Swaringen
Chief Executive Officer
JLL Income Property Trust, Inc.
333 West Wacker Drive
Chicago, IL 60606

       Re: JLL Income Property Trust, Inc.
           Registration Statement on Form S-11
           Filed December 3, 2024
           File No. 333-283571
Dear C. Allan Swaringen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Lindsey Magaro